UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Cern Corporation, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 10, 2016

Physical address of issuer
31891 Via Oso, Coto de Caza, CA, 92679

Website of issuer
CernDevice.com

Current number of employees
1

Filer EDGAR CIK

0001942093

Submission Contact Person Information

Name
Gregg Klang

Phone Number
(949) 306-7160

Email Address
gklang@cerndevice.com

Notification Email Address
gklang@cerndevice.com

Signatories

Name
Gregg A. Klang

Signature

Title
CEO

Email
gklang@Cerndevice.com

Date
March 31, 2024